UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

AIRNET TO TERMINATE THE SHARE PURCHASE AGREEMENT

On July 3, 2024, the previously announced share purchase agreement dated June 27, 2024 between AirNet Technology Inc. (“AirNet” or the “Company”) and Capital Vista Ltd and the related registered direct offering of 4,000,000 ordinary shares of the Company, par value US$0.04 per share, were terminated by mutual agreement.

This current report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on May 10, 2024 (Registration No. 333-279318), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: July 3, 2024	By:	/s/ Fuying Yan
	Name:	Fuying Yan
	Title:	Co-Chief Executive Officer